UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 405

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

William J. Tuttle

Kirkland & Ellis LLP

1301 Pennsylvania Avenue NW

Washington, DC 20004

(202) 389-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 405	13D	Page 2 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,598,715
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,598,715

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,598,715
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person PN

CUSIP No. 67401P 405	13D	Page 3 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,598,715 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,598,715 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,598,715 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person OO

(1)	Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. 67401P 405	13D	Page 4 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Atlas OCM Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,598,715 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,598,715 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,598,715 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person OO

(1)	Solely in its capacity as sole managing member of Oaktree Capital Management GP, LLC

CUSIP No. 67401P 405	13D	Page 5 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF; OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,503 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 67401P 405	13D	Page 6 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,671,503
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,503
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person PN

CUSIP No. 67401P 405	13D	Page 7 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,503 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 67401P 405	13D	Page 8 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,503 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 67401P 405	13D	Page 9 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 3,598,715 (2)
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 3,598,715 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,270,218 (3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.8%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC.
(2)	Solely in its capacity as the indirect owner of the class B units of Atlas OCM Holdings, LLC.
(3)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 67401P 405	13D	Page 10 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Brookfield Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 3,598,715 (2)
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 3,598,715 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,270,218 (3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.8%
14	Type of Reporting Person HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.
(2)	Solely in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, LLC.
(3)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 67401P 405	13D	Page 11 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Brookfield Asset Management ULC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,598,715 (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,598,715 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,598,715 (3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person HC

(1)	Solely in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, LLC.
(3)	Solely in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, LLC.

CUSIP No. 67401P 405	13D	Page 12 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person BAM Partners Trust
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 3,598,715 (1)
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 3,598,715 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,270,218 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.8%
14	Type of Reporting Person HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation.

CUSIP No. 67401P 405	13D	Page 13 of 20 Pages

This statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 21, 2017 (the “Original Statement”) by Oaktree Capital Management, L.P. (“Oaktree”) and the other persons named therein, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 1, 2017 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on May 14, 2019 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on November 27, 2019 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2020 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on December 15, 2020 (“Amendment No. 5”) , Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on March 26, 2021 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on June 2, 2021 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on September 22, 2021 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed on January 13, 2022 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed on April 1, 2022 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed on August 16, 2022 (“Amendment No. 11”) and Amendment No. 12 to Schedule 13D filed on January 9, 2023 (“Amendment No. 12” and, together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the “Prior Statements”), is hereby amended and supplemented by this Amendment No. 13 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statements. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged.

All share figures in this Amendment No. 13 have been adjusted to give effect to the 1 for 3 reverse stock split completed on January 20, 2023 and effective at the commencement of trading on January 23, 2023.

Item 2. Identity and Background

Item 2 of the Prior Statements is hereby amended and supplemented as follows:

This Schedule 13D is being filed jointly, pursuant to a fourth amended and restated joint filing agreement, by (i) Oaktree, a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended, whose principal business is to provide investment advisory services to investment funds and accounts; (ii) Oaktree Capital Management GP, LLC, a Delaware limited liability company (“OCM GP LLC”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree, in its capacity as such; (iii) Atlas OCM Holdings, LLC, a Delaware limited liability company (“Atlas OCM Holdings”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; (iv) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of the general partner of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings; (v) Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Fund GP I, L.P. and to invest in securities, in its capacity as such; (vi) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital I and to hold limited partnership interests in Oaktree Capital I, in its capacity as such; (vii) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such; (viii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of each of OCG and Atlas OCM Holdings, in its capacity as such; (ix) Brookfield Corporation, an Ontario corporation (“BN”), in its capacity as the indirect owners of the class A units of each of OCG and Atlas OCM Holdings, in its capacity as such; (x) Brookfield Asset Management ULC, an unlimited liability company formed under the laws of British Columbia (“Brookfield ULC”), in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, in its capacity as such; and (xi) BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership” and, together with Oaktree, OCM GP LLC, Atlas OCM Holdings, OCG, Oaktree Capital I and Holdings I, Holdings, OCGH GP, BN and Brookfield ULC, the “Reporting Persons”).

The Reporting Persons have entered into a fourth amended and restated joint filing agreement, dated as of January 31, 2023, a copy of which is attached hereto as Exhibit 1.

On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) completed a plan of arrangement pursuant to the Business Corporations Act (Ontario) (the “Arrangement”) pursuant to which, among other things, Brookfield Corporation’s historical asset management business was transferred to Brookfield ULC. Following the Brookfield Arrangement, Brookfield ULC is deemed a beneficial owner of the shares directly or indirectly held by Atlas OCM Holdings, and accordingly, has

CUSIP No. 67401P 405	13D	Page 14 of 20 Pages

been added as a reporting person in this Amendment No. 13. Schedule A hereto sets forth the directors and officers of Brookfield ULC as of the date hereof. Brookfield Corporation is deemed a beneficial owner of the Oaktree Shares directly or indirectly held by OCG and Holdings, and as a result of its 75% interest in Brookfield ULC, Brookfield Corporation is also deemed a beneficial owner of the Oaktree Shares and the Tannenbaum Shares beneficially owned by Brookfield ULC. Schedule B hereto sets forth the directors and officers of Brookfield Corporation as of the date hereof.

Item 5. Interest in Securities of the Issuer

Items 5(a) – 5(c) of the Prior Statements are amended and restated in their entirety as follows:

As a result of the Voting Agreement described in Item 6 of the Original Statement and Item 3 of Amendment No. 2 among Oaktree and the Tannenbaum Stockholders, Oaktree may be deemed to be beneficially own 3,598,715 shares, or approximately 4.7%, of the issued and outstanding shares of Common Stock, which shares of Common Stock (the “Tannenbaum Shares”) are held by Leonard M. Tannenbaum, the Leonard M. Tannenbaum Foundation and the Tannenbaum Family 2012 Trust (collectively, the “Tannenbaum Stockholders”).

As a result of Oaktree Capital I purchasing 92,000 shares of Common Stock in the open market, acquiring 174,714 shares of Common Stock pursuant to the Merger Agreement and acquiring 1,404,789 shares of Common Stock pursuant the Purchase Agreement, Oaktree Capital I may be deemed to beneficially own 1,671,503 shares (collectively, the “Oaktree Shares”), or approximately 2.2%, of the issued and outstanding shares of Common Stock.

OCM GP LLC, in its capacity as the general partner of Oaktree, has the ability to direct the management of Oaktree, including the power to direct the decisions of Oaktree regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCM GP LLC may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

Atlas OCM Holdings, in its capacity as the sole managing member of OCM GP LLC, has the ability to direct the management of OCM GP LLC, including the power to direct the decisions of OCM GP LLC regarding the voting and disposition of securities beneficially owned by OCM GP LLC. Therefore, Atlas OCM Holdings may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Oaktree Capital I regarding the voting and disposition of securities held by Oaktree Capital I. Therefore, Holdings I may be deemed to have indirect beneficial ownership of the Oaktree Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities beneficially owned by Holdings I. Therefore, Holdings may be deemed to have indirect beneficial ownership of the Oaktree Shares.

OCG, in its capacity as managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities beneficially owned by Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Oaktree Shares.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by OCG. In addition, OCGH GP, in its capacity as the indirect owner of the class B units of Atlas OCM Holdings, has the ability to appoint and remove certain directors of Atlas OCM Holdings and, as such, may indirectly control the decisions of Atlas OCM Holdings regarding the voting and disposition of securities beneficially owned by Atlas OCM Holdings. Therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Oaktree Shares and the Tannenbaum Shares.

Brookfield Corporation, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by Holdings. Brookfield ULC, in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, has the ability to appoint and remove certain directors of Atlas OCM Holdings and, as such, may indirectly control the decisions of Atlas OCM Holdings regarding the voting and disposition of securities beneficially owned by Atlas OCM Holdings. Therefore, Brookfield ULC may be deemed to have indirect beneficial ownership of the Tannenbaum Shares. In addition, as a result of ownership of 75% of the common shares of Brookfield ULC, Brookfield Corporation is also deemed a beneficial owner of the Oaktree Shares and the Tannenbaum Shares beneficially owned by Brookfield ULC. Brookfield Corporation is a party to a voting agreement, dated December 9, 2022, with Brookfield Asset Management Ltd. (which also owns 25% of the common shares of Brookfield ULC) (the “Manager”), pursuant to which the board of directors of Brookfield ULC is fixed at four directors and each of Brookfield Corporation and the Manager have the right to nominate one-half of such directors of Brookfield ULC and have agreed to vote their shares in favor of those four nominated directors.

CUSIP No. 67401P 405	13D	Page 15 of 20 Pages

BAM Class B Partners Inc., as trustee of the BAM Trust, which is the sole owner of Class B Limited Voting Shares of Brookfield Corporation, has the ability to appoint one half of the board of directors of Brookfield Corporation and, as such, may indirectly control the decisions of Brookfield Corporation regarding the voting and disposition of securities beneficially owned by Brookfield Corporation.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, other than Bruce A. Karsh, who beneficially owns approximately 11,142 shares of Common Stock, and John B. Frank, who beneficially owns approximately 54,262 shares of Common Stock (of which (i) approximately 14,887 shares are held directly by Mr. Frank and (ii) approximately 39,375 shares are held by a member of Mr. Frank’s family and he may be deemed to have voting and/or investment power with respect to, but he has no pecuniary interest in, such shares); provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than Mr. Frank with respect to shares of Common Stock directly owned by him.

CUSIP No. 67401P 405	13D	Page 16 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 31, 2023

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

ATLAS OCM HOLDINGS, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE CAPITAL I, L.P.

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OCM HOLDINGS I, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE HOLDINGS, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

CUSIP No. 67401P 405	13D	Page 17 of 20 Pages

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Senior Vice President Legal and Regulatory

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

CUSIP No. 67401P 405	13D	Page 18 of 20 Pages

SCHEDULE A

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Seek Ngee Huat, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

J. Bruce Flatt, Director, Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada

Nicholas H. Goodman, Managing Partner, President and Chief Financial Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner, President and Chief Financial Officer, Brookfield Corporation	United Kingdom

Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.

CUSIP No. 67401P 405	13D	Page 19 of 20 Pages

The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Lord Augustine Thomas O’Donnell, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Hutham S. Olayan, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, Brookfield Corporation	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

CUSIP No. 67401P 405	13D	Page 20 of 20 Pages

SCHEDULE B

BROOKFIELD ASSET MANAGEMENT ULC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Administrative Officer, Brookfield Asset Management Ltd.	Canada

Bruce Flatt, Director and Chief Executive Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Director and Chief Executive Officer, Brookfield	Canada

Nicholas Goodman, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, President and Chief Financial Officer, Brookfield Corporation	United Kingdom

Bahir Manios, Director and Chief Financial Officer	181 Bay Street, Suite100, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer, Brookfield Asset Management Ltd.	Canada